Douglas E. Schaller

September 29, 2011

OPEN LETTER TO THE SHAREOWNERS OF
CARDINAL BANKSHARES - THE BANK OF FLOYD

Whether you are comfortable, cautious or concerned about
your investment in the stock of Cardinal Bankshares, you
should read this letter to understand several important
matters that may impact the value of your investment.

Dear fellow shareowners;

Some of you have likely read or heard that I have significant concerns about the strategic position and current management of Cardinal Bankshares (the “Company”), which owns and operates the Bank of Floyd (the “Bank”). I write this letter to address the reasons for my concerns with you directly, and to share other information that all shareowners need to know but that the Company’s management and the Board of Directors have not provided.

Why I own Cardinal Stock

I am an investment advisor, and I manage an investment fund called Schaller Equity Partners (my Fund). In February of this year, my Fund purchased a significant amount of stock in the Company and, with additional purchases since February, now owns approximately 9.8% of the Company. I made this investment for the three simple reasons:

1.	The Company’s shares were trading at a bargain price, slightly more than 50% of its intrinsic value – in my opinion.

2.	The Company had an excessive amount of unused capital, which could be invested for growth or returned to shareowners.

3.	The Bank had a new President, Mr. Henry Logue. I believed that Mr. Logue, with a little nudging, could be inclined to grow the Bank out of its long period of slumbering stagnation.

On February 27, shortly after my Fund’s first purchase of the Company’s stock, I met with Mr. Leon Moore, the Company’s Chairman, President and CEO, and Mr. Logue, then the Bank’s President. I explained the reasons for my Fund’s investment, my excitement about the value I saw for the Company’s shareowners, and my desire (and expectation) that the Company’s Board be proactive in unlocking that value for shareowners. I also presented my vision and supporting analysis for pursuing alternatives to realize value, primarily through strategic expansion.

During our conversation, I pointed out that the Company had been hoarding far too much excess capital for many years, recently about $9,600,000 or $6.25 per share. Rather than investing that excess capital for growth or returning it to shareowners, Mr. Moore has been doling it out to shareowners as dividends – most recently with an eyedropper.

Mr. Logue’s “Resignation”; Management Instability at the Bank

In early June, when the Bank announced that Mr. Logue had “resigned,” I was more than a bit disappointed and sought to understand why. The official press release gave no reason, and there was not even the customary general statement that the departure did not involve any financial issues or other concerns at the Bank. Despite several written requests from me, the Company has refused to provide public transparency or even to discuss the matter with me.

While Mr. Logue’s short tenure came as a surprise, it is not, regrettably, inconsistent with Company history. The Bank has a long history of senior management instability — with the exception of Mr. Moore, to whom I will discuss later. According to public filings with the Securities and Exchange
Commission (the “SEC”), the Bank has had eight Chief Financial Officers (“CFO”) since 1996. That’s, an average, of a new CFO almost every 2 years. In contrast, with the exception of Mr. Logue, the Bank has never had a separate officer specifically designated as its President, with customary chief executive responsibilties and authority for the Bank’s operations. Mr. Moore has tightly controlled that function for many years from his perch as Chairman and CEO of the Bank and the Company. Rather than indicating stability, it seems clear that such a management profile means, plainly put, that control of the Company and the Bank has been a one-man show.

In light of Mr. Moore’s stubbornness in refusing to consider strategic alternatives that would realize value for shareowners, I have lost all confidence in his leadership of our Company. And, given his control over the Board’s agenda and the Bank’s operations, I have become gravely worried about the future value of our investment.

Recommendation that the Company be Sold

On June 6, I wrote to Mr. Moore and the Board of Directors recommending that the Company seriously consider a sale. The letter is public information as part of my Fund’s filings with the SEC. Here are key excerpts from the letter, explaining the rationale for my recommendation:

“Henry’s [Mr. Logue] resignation and your [Mr. Moore] indicated desire to retire from the Bank have created succession concerns for the Bank, its shareowners and regulators. When considering the difficult process of selecting a new president and the risks inherent in any succession plan, I believe shareowners would best be served by a sale of the Bank to a larger institution.”

“Three primary reasons lead me to this conclusion. First, the onslaught of new regulations has made it increasingly difficult and costly to operate a small community bank. You have indicated that the Bank’s annual regulatory compliance expenses have increased to $750,000, with no offsetting revenue or other benefits to show in return for this expense. Second, as we discussed, one cannot overestimate the onerous burden and distraction that regulatory changes have placed on management’s scarce time and resources. Third, in my opinion, because of the Bank’s small size, without economies of scale, it will not generate enough revenue to cover the added regulatory expenses plus the day-to-day operating cost of the Bank and deliver an adequate investment return for shareowners.”

Mr. Moore’s Responses

The Company gave no formal response to my letter. However, Mr. Moore made the following public comments to various press outlets:

“Yeah, regulatory burden is going to cause a problem. It’s going to cause a problem for our shareholders, there’s no doubt about it, because regulatory burden comes right off the bottom line. But I think good bankers and good banks are still going to survive and prosper.... Community banks will have to look at other sources of revenue to cope with the onslaught of regulations.” 1

“In July 1996, Bank of Floyd formed the holding company – Cardinal Bankshares Corp. – for the potential opportunity to access different products and services – such as brokerage services, investment houses, insurance, and others – that a conventional bank charter will not permit.” 2

“I haven’t heard anyone in our community say that ‘you ought to unite’ with anyone. Everyone in the community, shareholders and customers, say ‘don’t you sell the bank’. Our point is that we have stayed the course. We have been here since 1951, we know what we’re doing.” 3

In one respect Mr. Moore’s comments concur with my own analysis, the Bank is incurring significant regulatory costs that are negatively impacting shareowner value. This is precisely why I have recommended a sale, and why I find Mr. Moore’s summary dismissal of that strategic alternative so perplexing.

Note 1: SNL Financial, June 8, by Linsey White “Cardinal Bankshares CEO rejects investor call to sell unit”.
Note 2: The Floyd Press, June 19, by Wanda Combs “Sale of bank sought
Note 3: The Floyd Press August 11, by Wanda Combs “Bank of Floyd gets a new V.P.”

Moreover, if, as Mr. Moore claims, the 1996 formation of the Company was a way to generate new sources of revenue, then why, during the ensuing 15 years, has not a single product or service been developed that is capable of generating meaningful revenue and profits?

I also found Mr. Moore’s statement that “everyone in the community, shareholders and customers say ‘don’t you sell the bank’” to be highly questionable. I doubt seriously that he has put that possibility to many, let alone “everyone” in the community who own stock in the Company. To the contrary,
I have personally received calls from significant shareowners who express serious concern about the Company’s direction. I hope this letter encourages you to let Mr. Moore and the Board know how you really feel about the future of the Company.

These are turbulent times in the banking industry. I believe that many of the Company’s shareowners have a significant amount of their wealth tied up in the Company’s stock and there is no current liquid market for their shares. For Mr. Moore to summarily reject consideration of a proposition that could give shareowners liquidity and an opportunity to realize the intrinsic value of their investment is obstructionist and indicative of a serious neglect of fiduciary duties owed to shareowners under the law.

Why is Mr. Moore so Resistant?

Understanding that many of the Company’s shares are closely held within the Floyd community, I expect some initial opposition to the suggestions by an outsider such as myself. However, Mr. Moore’s vehement resistance indicates more than misguided parochialism. Rather, it raises concerns of self-interest entrenchment and suggest that he is hiding behind a purported concern for the community and local shareowners.

Shareowners should ask and judge carefully whether Mr. Moore’s interests are aligned with the interests of all the Company’s shareowners. According to the Company’s proxy statements, Mr. Moore own a scant 7,815 shares of stock which, based on a recent price of $14.25, means that his ownership stake is only about $111,000. Then consider in comparison that from fiscal year 2002 through fiscal year 2010, Mr. Moore’s aggregate compensation from the Company was approximately $2,350,000, or more than 20 times his investment in the Company. Furthermore, when the Company’s net income, dividends and share price declined significantly during the recent financial crisis, Mr. Moore’s compensation, as a percentage of the Company’s net income, actually increased from 12% in 2006 to more than 17% in 2010. These facts raise serious questions regarding the alignment of Mr. Moore’s personal interest with the interest of the public shareowners who are not paid such compensation.

From Mr. Moore’s personal perspective, one can readily see why holding onto his employment positions with the Company and the Bank make sense. Undoubtedly, it is more attractive for him to keep his employment rather than to lose it if the Company were sold. That, however, is not alignment with the interest of the public shareowners. Furthermore, with regards to any previous statements by him regarding his retirement, given his employment benefits and compensation, I now believe that Mr. Moore has no plans to retire from the Company.

Questionable Appointment of Michael Larrowe

On June 26, the Company announced the appointment of Michael Larrowe as Executive Vice President, ostensibly to lead operations at the Bank and, presumably, to become its next President at some point. The Corporation’s press release stated:

“Mr. Larrowe has over 29 years of public accounting experience. Mr. Larrowe was owner and managing partner of Larrowe & Company PLC, providing services to over 100 community banks, prior to merging with Elliott Davis LLC. Mr. Larrowe has had practical banking experience through serving as Chief Operating Officer and Chief Financial Officer for two community banks.”

While Mr. Larrowe has been a career public accountant, his so-called “practical banking experience” is open to serious questions. The Company’s announcement conveniently didn’t mention the names of the two community banks where he held those executive positions, or when and for how long he did. Let me tell you what the publicly available information reveals.

Mr. Larrowe’s first bank executive position was just three years ago as Chief Operating Officer (COO) at Mocksville, NC-based Bank of the Carolinas. In May of last year, after just two years on the job, Mr. Larrowe was fired from that position. The Company’s press release did not mention that “little” fact.

During the period that Mr. Larrowe was COO of the Bank of the Carolinas, its stock price fell from approximately $7.80 per share to $4.00 per share, and was recently trading at approximately $.75 per share. While Mr. Larrowe held the COO position for just two years, he had personal involvement at the board level, as a founding director in 1998 through his termination. One must reasonably conclude that he was a part of setting and/or directing the bank’s strategic vision, which has resulted in horrific losses for shareowners.

In November of last year, Mr. Larrowe started another management-level bank position as Chief Administrative Officer and Executive Vice President with Whiteville, NC-based Waccamaw Bank. In April, after just five months on the job, Mr. Larrowe resigned from Waccamaw Bank. Its stock currently sells for $.34.

Frankly, those experiences do not inspire confidence in this shareowner about Mr. Larrowe’s management skills or other ability to lead (or even contribute to) initiatives that would increase or realize value for our Company’s shareowners. Moreover, in light of Mr. Larrowe’s role with the Company’s and Bank’s former audit firm (at the time of the events involved in the Company’s infamous whistle-blower incident), his appointment inevitably raises questions for any thoughtful person. Frankly, I could never support his ascendancy to leadership of the Bank.

What the Company Should do Now

The above factors make clear why I believe it is the fiduciary duty of the Company’s Board of Directors, acting in the best interest of all Company shareowners, to consider a potential sale of the Company. As a first step in that direction, I believe Mr. Moore should immediately step down as Chairman of the Board. Mr. Moore directs the Board’s agenda and he has conspicuously displayed little incentive to allow the Board’s disinterested members to consider such matters. In his place, I propose that Dr. Howard Conduff, take over as Chairman of the Board. His significant stock ownership should serve as a strong incentive to diligently explore strategic alternatives, including a sale, to maximize shareowner value.

I think a sale of the Company is possible and would benefit shareowners immensely. In my opinion, shareowners could receive greater value than the Company’s current book value per share of $21.25 and significantly more than the recent trading price of $14.25.

The Bank has several positive attributes that support my belief in the feasibility of a sale at such a valuation:

•
The Company has a strong financial position with no external funding and approximately $9,600,000 ($6.25 per share) of excess capital, which is over and above the Bank’s very strong “stand-alone” capital position.

•
54% of the Bank’s deposits are concentrated in Floyd, where the Bank’s deposit market share is 65% compared with only two other competitors holding the remaining 35%. Such a dominant market share, limited local competition, and a loyal customer base, represent an attractive opportunity for any acquiring bank.

•	The Bank has a branch in Roanoke with $50 million in deposits plus an additional $10 million deposit branch in Salem, a growth community.

I believe there will be much interest in acquiring the Company by several larger, well-run Virginia community banks. A sale could be structured as a tax-free exchange, in which shareowners would exchange their shares for an acquirer’s stock. This would reward shareowners now, while preserving an opportunity for further growth of their investment through ownership of an acquirer’s stock.

Among potential acquirers is National Bankshares (National Bank), based in Blacksburg, Virginia, just 29 miles from Floyd. National Bank has 24 branch offices throughout southwest Virginia. National Bank has no presence in Floyd or Roanoke/Salem, which are the Bank’s two largest markets.

National Bank’s financial performance has been exceptional. Consider this: if you had invested $10,000 in National Bank on December 31, 2005, your investment would have been worth $16,000 on December 31, 2010. Over that same period, $10,000 invested in the Company, was worth just $4,585. Quite frankly, I believe a combination of the Company and National Bank should have been considered by the Board five years ago. I consider National Bank to be one of the best managed small community banks in the country and, at the right price, this shareowner would be happy to exchange its stock in the Company for National Bank’s stock.

Let me be clear however. I cannot and do not purport to speak for National Bank. I do not know that it has an interest in acquiring the Company or at what price it would consider doing so. But, I believe the Board of Directors owes it to the shareowners to explore the possibility.

How You Can Act

Mr. Moore’s resistance to seriously consider a sale of the Company should no longer be surprising, given the lack of alignment of his personal financial interest with that of the public shareowners of the Company.

Given today’s turbulent market for all banks – especially small independent community banks – I ask my fellow shareowners to consider this simple question: Will you be better off in one, three or five years (i) if the Company remains independent, with Mr. Larrowe potentially succeeding Mr. Moore and running the Bank, or (ii) by selling your stock now to a larger, stronger and more professionally managed bank?

Regardless of whether you own a large or small amount of stock in the Company, your role and importance as a shareowner should not be underestimated. I urge you to contact the Company’s directors (listed below) and exercise your right as an owner of the Company to voice your opinion on this vital subject.

For additional information including all of my correspondence with the Company, SEC filings and articles in the local and national press, I welcome you to visit www.CardinalShareowners.com or to call me at 336-774-1515 — all contacts will be kept strictly confidential.

Respectfully submitted,

Douglas E. Schaller
President, Schaller Equity Management, Inc., the Fund’s General Partner

Your Board of Directors contact information:

Howard Conduff PO Box 113 Floyd, VA Tel. 540-745-5557	William R. Gardner, Jr. 6500 Floyd Hwy S, Willis VA 24380 Tel. 540-789-7946	Kevin Mitchell 4028 Alum Ridge Road Nw Floyd, VA Tel. 540-763-3285	Ronald Leon Moore 101 Jacksonville Circle P. O. Box 215 Floyd, Virginia 24091 Tel. 540-745-4191	George Warner Jr. P.O. Box 21584 Roanoke, VA 24018 Tel. 540-777-4600